SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Wins Contact Center Technology Award from TMC CUSTOMER Magazine, Dated August 4, 2015

99.2	NICE Wins 8-Figure Contract from New York City, Dated August 5, 2015

99.3	New NICE Solution Uses VoC Feedback to Improve Customer Journey in Real Time, Dated August 6, 2015

99.4	NICE to Demonstrate its NG9-1-1-ready Solutions and New NICE Inform Audio Analytics at APCO 2015, Dated August 11, 2015

99.5	NICE Actimize Awarded Position as “Leader in the North American Large Financial Institution (FI) Market” in 2015 Aite Group Case Management Report, Dated August 25, 2015

99.6	NICE Recognized as Leading Innovator, Receiving Two Back-to-Back TMC Awards for Robotic Automation and NICE AIR and Engage Platform, Dated August 27, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel
Dated: September 3, 2015

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Wins Contact Center Technology Award from TMC CUSTOMER Magazine, Dated August 4, 2015

99.2	NICE Wins 8-Figure Contract from New York City, Dated August 5, 2015

99.3	New NICE Solution Uses VoC Feedback to Improve Customer Journey in Real Time, Dated August 6, 2015

99.4	NICE to Demonstrate its NG9-1-1-ready Solutions and New NICE Inform Audio Analytics at APCO 2015, Dated August 11, 2015

99.5	NICE Actimize Awarded Position as “Leader in the North American Large Financial Institution (FI) Market” in 2015 Aite Group Case Management Report, Dated August 25, 2015

99.6	NICE Recognized as Leading Innovator, Receiving Two Back-to-Back TMC Awards for Robotic Automation and NICE AIR and Engage Platform, Dated August 27, 2015